

17018486

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40417

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07-1-2016 (MM/DD/YY) AND ENDING 6-30-2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Champion Group INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4416 Lockhill Selma Road
(No. and Street)

Shavano Park (City) TX (State) 78249 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Darilek, Butler & Associates PLLC
(Name – *if individual, state last, first, middle name*)

2702 N Loop 1604 E Suite 202 TX
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

THE CHAMPION GROUP, INC.

Financial Statements
June 30, 2017

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, C. David Gartley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Champion Group, Inc, as of August 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JESSICA L. WHITE
NOTARY PUBLIC
STATE OF TEXAS
ID#4186142
EXPIRES 4-24-2020

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



DARILEKBUTLER
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. DARILEK, C.P.A.
STEVEN H. BUTLER, C.P.A.

2702 N. Loop 1604 East, Ste. 202
San Antonio, Texas 78232
Phone (210) 979-0055
Fax (210) 979-0058

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of The Champion Group, Inc.
Shavano Park, Texas

We have audited the accompanying statement of financial condition of The Champion Group, Inc. (the Company) as of June 30, 2017, and the related statements of loss, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1, Computation for Determination of Reserve Requirements and the Disclosure of Information related to the Possession or Control Requirements Under Rule 15c3-3, and Reconciliation of Net Capital Under Rule 15c3-1 (supplemental information) have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Darilek Butler

San Antonio, Texas
August 28, 2017

THE CHAMPION GROUP, INC.

Statement of Financial Condition
As of June 30, 2017

ASSETS	
Current Assets:	
Cash	$ 75,416
Accounts Receivable - Commissions	15
Accounts Receivable - Employees	25,954
Prepaid Expenses	29,490
Total Current Assets	130,875
Fixed Assets:	
Office Equipment	13,032
Furniture & Fixtures	6,964
Total Fixed Assets	19,996
Accumulated Depreciation	(16,552)
	3,444
Other Assets:	
Deferred Tax Asset	8,155
Investments, at Fair Value (cost: $8,100)	21,447
	29,602
TOTAL ASSETS	$ 163,921
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities:	
Accounts Payable - Trade	$ 14,270
Accrued Liabilities	3,432
Total Current Liabilities	17,702
Total Liabilities	17,702
Stockholders' Equity:	
Common Stock, $0.01 Par Value, 1,000,000 Shares Authorized, 350,000 Issued and Outstanding	3,500
Additional Paid-In Capital	161,500
Accumulated Other Comprehensive Income	13,347
Accumulated Deficit	(32,128)
Total Stockholders' Equity	146,219
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 163,921

The Accompanying Notes are an Integral Part of These Financial Statements.

THE CHAMPION GROUP, INC.

Statement of Loss
For the Year Ended June 30, 2017

Revenues		
Commission Income	$	1,590,132
Interest Income		4
		1,590,136
Expenses		
Advertising		420
Business Promotion		44,900
Commissions		1,122,975
Contract Labor		17,830
Depreciation		590
Dues and Subscriptions		2,747
Other Taxes		3,000
Insurance - Medical		62,361
Insurance - Liability		8,326
Licenses and Examination Fees		58,435
Office		58,703
Payroll Taxes		81,170
Postage and Shipping		697
Professional Fees		64,966
Salaries		100,400
Storage and Equipment Rental		3,168
Training and Education		7,615
Travel and Entertainment		2,391
Other Expenses		5,052
		1,645,746
Loss Before Provision for Income Taxes		(55,610)
Benefit (Provision) for Income Taxes		
Current		-
Deferred		8,149
Total Income Tax Benefit		8,149
Net Loss	$	(47,461)

THE CHAMPION GROUP, INC.

Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2017

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
Balance - July 1, 2016	$ 3,500	$ 111,500	$ 15,333	$ 11,301	$ 141,634
Net Loss	-	-	(47,461)	-	(47,461)
Capital Contributions	-	50,000	-	-	50,000
Unrealized Gain	-	-	-	2,046	2,046
Balance - June 30, 2017	$ 3,500	$ 161,500	$ (32,128)	$ 13,347	$ 146,219

THE CHAMPION GROUP, INC.

Statement of Cash Flows
For the Year Ended June 30, 2017

Cash Flows from Operating Activities	
Net Loss	$ (47,461)
Adjustments to Reconcile Net Loss to Cash Provided (Used) by Operating Activities	
Depreciation	590
Loss on Sale of Fixed Assets	244
(Increase) Decrease in:	
Accounts Receivable - Commission	15,617
Accounts Receivable - Employees	(9,720)
Prepaid Expenses	30,202
Deferred Tax Asset	(8,149)
Increase (Decrease) in:	
Accounts Payable	(2,141)
Accrued Liablities	(1,439)
Commissions Payable	(8,961)
Income Tax Payable	(330)
Net Cash Used In Operating Activities	(31,548)
Cash Flows from Investing Activities	
Purchase of Fixed Assets	(2,668)
Net Cash Used In Investing Activities	(2,668)
Cash Flows from Financing Activities	
Additional Paid in Capital	50,000
Net Cash Provided by Financing Activities	50,000
Net Increase in Cash	15,784
Cash Balance - June 30, 2016	59,632
Cash Balance - June 30, 2017	$ 75,416

Supplemental Disclosure

Cash Paid for Interest	$ 118
Cash Paid for Income Taxes	$ -

Note A – General Information

Nature of Operations

The Champion Group, Inc. (the Company) was incorporated under the laws of the State of Delaware on October 7, 1988. The company is engaged in the broker/dealership of direct participation programs and general securities. The Company is also registered to sell mutual funds on a commission basis. The Company does not hold customer securities or have customer accounts.

Note B – Summary of Significant Accounting Policies

The following is a summary of significant accounting policies of the Company. These accounting policies conform to U.S. generally accepted accounting principles (GAAP) and were utilized in preparing the accompanying financial statements.

Use of Estimates

The process of preparing financial statements in conformity with GAAP requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Accordingly, upon settlement, actual results may differ from estimated amounts.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense for the year ended June 30, 2017 was $590.

Commission Income

The Company recognizes commission income when earned under the terms of the offering memorandums for the programs sold. Under these terms, commissions are earned when available for distribution from escrow or upon the completion of significant events as specified in the offering memorandum.

Commissions Receivable/Payable

Commissions receivable are related to commissions earned by the Company that have not been received. The broker accrues commissions payable associated with commissions receivable. As of June 30, 2017, the Company had no commissions receivable or commissions payable.

Note B – Summary of Significant Accounting Policies (Continued)

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets or liabilities. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for fiscal years before June 30, 2013.

Advertising Costs

Advertising costs are expensed as incurred and were $420 during the year ending June 30, 2017.

Investments

Investments represent equity securities in publicly traded domestic companies. The investments are held as available for sale by the Company and are recorded at fair value at June 30, 2017. Securities classified as "available for sale" are carried in the financial statements at fair value. Realized gains and losses, determined using the first-in, first-out (FIFO) method, are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash represents cash on hand, cash in clearing deposit accounts, and cash in bank depository accounts.

Note C – Related Party Transactions

The Company operates under an arrangement with Venture Exploration Corp. d/b/a Combined Resources Group ("Combined") to provide marketing services for oil and gas ventures that Combined has developed. The Company and Combined are owned by the same individuals. As part of the arrangement with Combined, the Company is provided with office facilities, phone/internet services, copier services, and postage at no charge. During the year ended June 30, 2017, the Company received commissions totaling $1,587,690 from the sale of joint venture interests issued by Combined.

At times throughout the year, loans are made to employees. The ending Accounts Receivable-Employees balance as of June 30, 2017 was $25,954.

Note D – Federal Income Taxes

The Company's effective tax rate differs from the expected federal income tax rate as follows:

Tax Expense (Benefit) at Statutory Rate	$ (8,341)
Permanent Differences	193
Temporary Differences	565
Net Current Tax Expense (Benefit)	$ (7,583)

The Company's deferred tax benefit is composed of the following:

Change in tax effect of:

Temporary Differences - Depreciation	$ (125)
Temporary Differences - Charitable Contributions	653
Temporary Differences - Capital Loss C/O	13
Temporary Differences - Loss on Disposal	24
	$ 565

The components of the deferred tax asset (liability) are as follows:

Temporary Differences - Depreciation	$ (327)
Temporary Differences - Charitable Contributions	886
Temporary Differences - NOL Carryforward	7,583
Temporary Differences - Capital Loss Carryforward	13
	$ 8,155

Note E – Major Customers

A substantial portion of the investments sold by the Company are developed by Combined (see Note C). During 2017, commissions from the sale of joint venture interests that Combined issued aggregated $1,587,690, or 99.8% of total commission income.

Note F – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000. As of June 30, 2017, the Company had net capital of $75,959, which was $70,959 in excess of its required net capital of $5,000. The Company's net capital ratio was .233 to 1 (see Schedule I).

Note G– Subordinated Borrowings

There are no subordinated borrowings that are used in computing net capital under the SEC's uniform net capital rule.

Note H – Reserve Requirements and information relating to the possession or control requirements for broker-dealers

A computation for determination of reserve requirements and information relating to the possession or control of securities as specified by Rule 15c3-3 and rule 17a-5(d)(3) were both omitted and are not required as the company operates pursuant to the exemptive provisions of SEC rule 14c3-3(k)(2)(i). The company does not hold customer funds or securities.

Note I– Retirement Plan

The Company established a 401(k) retirement plan in July 2000. Eligible employees of the Company may participate in the plan and make voluntary contributions pursuant to a salary reduction agreement. Employees who have completed one year of service with a minimum of 1,000 hours of service worked are eligible. Company contributions to the plan are discretionary. The Company made no contributions to the plan for the year ended June 30, 2017.

Note J – Concentrations of Credit Risk Arising from Cash Deposits in Excess of Insured Limits

The Company maintains cash balances at Broadway Bank and IBC Bank located in Texas. Accounts at the institutions are insured by the Federal Deposit Insurance Corporation. At June 30, 2017, the Company's uninsured cash balances total $0.

Note K – Proposed Accounting Changes

Effective January 1, 2018, the Company will be required to adopt the new guidance of ASC Topic 606, Revenue from Contracts with Customers (Topic 606), which will supersede the revenue recognition requirements in ASC Topic 605, Revenue Recognition. Topic 606 requires the Company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance requires the Company to apply the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when, or as, the Company satisfies a performance obligation. The Company will be required to adopt Topic 606 either on a full retrospective basis to each prior reporting period presented or on a modified retrospective basis with the cumulative effect of initially applying the new guidance application.

Note K – Proposed Accounting Changes (Continued)

If the Company elects the modified retrospective approach, it will be required to provide additional disclosures of the amount by which each financial statement line item is affected in the current reporting period, as compared to the guidance that was in effect before the change, and an explanation of the reasons for significant changes. The Company has not yet completed its assessment of the impact of the new guidance on its financial statements.

Note L – Subsequent Events

The Company has evaluated subsequent events through August 28, 2017, the date which the financial statements were available to be issued. No such events have occurred subsequent to the balance sheet date and through the date of the Company's evaluation that would require adjustment to, or disclosure in, the financial statements.

THE CHAMPION GROUP, INC.

Schedule I – Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2017

Net Capital and Computation of Basic Net Capital Requirements	
Total Stockholder's Equity	$ 146,219
Plus: Allowable Liability	-
Less: Nonallowable Assets	(67,043)
Net Capital before Haircuts on Securities	79,176
Haircuts on Securities	(3,217)
Net Capital	75,959
Less: Net Assets not Allowable for Net Capital (Greater of 6-2/3% of Aggregate Indebtedness or $5,000)	5,000
Excess Net Capital	$ 70,959
Aggregate Indebtness	
Items Included in the Statement of Financial Condition:	
Accounts Payable	$ 17,702
Commission Payable	-
Tax Liabilities	-
Total Aggregate Indebtedness	$ 17,702
Ratio: Aggregate Indebtedness to Net Capital	.233 to 1

THE CHAMPION GROUP, INC.

Schedule II – Other Reporting Requirements
June 30, 2017

Computation for Determination of Reserve Requirements and the Disclosure of Information Related to the Possession or Control Requirements Under Rule 15c3-3.

The computation for determination of reserve requirements and the information related to the possession or control requirements under Rule 15c3-3 are not applicable. The Company primarily deals in direct participation programs, mutual funds, and general securities. The Company does not hold customer securities or have customer accounts and qualifies for exemption under Rule 15c3-3 (k)(2)(i).

Reconciliation of the Computation of Net Capital Under Rule 15c3-1.

Net Capital, as Reported in Part II (Unaudited) Amended FOCUS Report	$ 75,959
Difference - Year-end Audit Adjustments	-
Net Capital per Schedule I	$ 75,959

The reconciliation of the computation of net capital did not differ from the net capital calculated in Schedule I.

DARILEKBUTLER
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. DARILEK, C.P.A.
STEVEN H. BUTLER, C.P.A.

2702 N. Loop 1604 East, Ste. 202
San Antonio, Texas 78232
Phone (210) 979-0055
Fax (210) 979-0058

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of The Champion Group, Inc.
Shavano Park, Texas

We have reviewed management's statements, included in the accompanying financial statements on page 14, in which (1) The Champion Group, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Darilek Butler

San Antonio, Texas

August 28, 2017

Agreed-Upon Procedures Report

DARILEKBUTLER
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. DARILEK, C.P.A.
STEVEN H. BUTLER, C.P.A.

2702 N. Loop 1604 East, Ste. 202
San Antonio, Texas 78232
Phone (210) 979-0055
Fax (210) 979-0058

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

The Board of Directors and Stockholders
The Champion Group, Inc.
Shavano Park, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2017, which were agreed to by The Champion Group, Inc. ("the Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of those procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [Check #1932 dated 8/4/2017 – QuickBooks] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [QuickBooks Profit & Loss Schedule and excerpts from QuickBooks general ledger for the period from July 2016 through June 2017] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [QuickBooks Profit & Loss Schedule and excerpts from QuickBooks general ledger] supporting the adjustments noted no differences.

We were not engaged to, and did not conduct and examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



San Antonio, Texas
August 28, 2017

SIPC-7B
(34-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7B
(34-REV 6/17)

For the fiscal year ended 6/30/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

40417 FINRA JUN
THE CHAMPION GROUP INC
4416 LOCKHILL SELMA RD
SHAVANO PARK TX 78249-2078

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

C David Gartley 2104901482

2. A. General Assessment (item 2i from page 2) $ 3142

B. Less payment made with SIPC-6 filed and SIPC-7 if applicable (exclude interest) (982)

1/30/17
Date Paid

C. Less prior overpayment applied (909)

D. Assessment balance due or (overpayment) 1251

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum ____

F. Total assessment balance and interest due (or overpayment carried forward) $ 1251

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $ 1251

H. Overpayment carried forward $(____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

The Champion Group, Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the ____ day of ____________, 20 ____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

AMOUNTS FOR APPLICABLE PERIODS.

		beginning 7/1/2016 and ending 12/31/2016	beginning 1/1/2017 and ending 6/30/2017
Item No.	TOTAL REVENUE	Eliminate cents	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1591852 (the sum of both periods)	$ 757002	$ 834850
2b. Additions:			
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.			
(2) Net loss from principal transactions in securities in trading accounts.			
(3) Net loss from principal transactions in commodities in trading accounts.			
(4) Interest and dividend expense deducted in determining item 2a.			
(5) Net loss from management of or participation in the underwriting or distribution of securities.			
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.			
(7) Net loss from securities in investment accounts.		212	
Total additions		757214	834850
2c. Deductions:			
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.			
(2) Revenues from commodity transactions.			
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.			
(4) Reimbursements for postage in connection with proxy solicitation.			
(5) Net gain from securities in investment accounts.		861	1067
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.			
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).			
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):			
(Deductions in excess of $100,000 require documentation)			
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 2 / $ 0		
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ / $		
Enter the greater of line (i) or (ii)		2	0
Total deductions		863	1067
2d. SIPC Net Operating Revenues		$ 756351	$ 833783
2e. General Assessment at applicable rate for assessment period		$ 1891 @.0025	$ 1251 @.0015
2f. Total General Assessment add both columns		$ 3142 (to page 1, line 2.A.)	